DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

May 1, 2017

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brown Advisory Funds
File Nos. 333-181202 and 811-22708

Dear Ms. Lithotomos:

On behalf of Brown Advisory Funds (the “Trust”) I wish to respond to the comments that you provided to Gary E. Brooks and I via telephone on April 12, 2017, with respect to your review of the Trust’s filing of Post-Effective Amendment No. 34 to the registration statement of the Trust filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 relating to Brown Advisory Emerging Markets Small-Cap Fund (which is to be renamed as the “Brown Advisory-Macquarie Asia New Stars Fund”) (the “Fund”).  The proposed responses on behalf of the Trust to each of your comments are set forth below.

1.
Comment:  Please supplementally explain why the arrangement to contractually waive fees and/or reimburse certain expenses (the “Contractual Expense Limitation”), as disclosed in the section of the Prospectus titled “Management – Fund Expenses,” is not disclosed in a footnote to the Fund’s “Fees and Expenses” table in the Prospectus.

Response:  The Trust confirms that the Contractual Expense Limitation is not disclosed in a footnote to the Fund’s Fees and Expenses table because it is expected that at the time the updated Prospectus for the Fund becomes effective on May 1, 2017, the expenses of each share class of the Fund will be below the relevant expense limits for each share class under the Contractual Expense Limitation.

2.
Comment:  The Fund’s “Principal Investment Strategies” disclosure states that, “in determining whether a company is domiciled in or exercises the predominant part of its economic activity in Asia, the Fund will consider any one of the following four factors when making its determination: (i) country of organization; (ii) primary securities trading market; (iii) location of assets; or (iv) country where the company derives at least half of its revenue or profits.”  Please supplementally explain how the use of the factor “location of assets” is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended, and related SEC and SEC staff guidance.

Response:  The Trust is aware of the requirement in Rule 35d-1(a)(3)(ii) to disclose the specific criteria that are used to select investments that are tied economically to the particular geographic region suggested by the fund’s name. The Trust believes the “location of assets” is one of several important factors that can be useful in helping to determine whether a company is tied economically to a particular geographic region.  The Trust further notes that the Rule 35d-1 Adopting Release (Release No. IC-24828; File No. S7-11-97) contemplates the use of a “location of assets” in footnote 26, which provides that, “…if an investment company uses a criterion that requires qualifying investments to … have a specified proportion of their assets in that country or region, the SEC … would expect the proportion used to be at least 50%, in order for the investments to be deemed to be tied economically to the country or region” To the extent the Fund relies solely on the “location of assets” factor in determining whether a company is tied economically to Asia, it will ensure that it is meeting this 50% proportion test for purposes of determining compliance with Rule 35d-1.

3.
Comment:  Please supplementally confirm whether the Fund intends to invest in derivatives as part of its principal investment strategies.  Please also supplementally confirm whether derivatives will be counted toward the Fund’s 80% investment policy and describe how derivatives will be valued for purposes of determining compliance with the Fund’s 80% investment policy.

Response:  The Trust confirms that the Fund may invest in derivatives as part of the Fund’s principal investment strategies, as disclosed in the “Principal Investment Strategies” section of the Prospectus. The Trust notes that the Principal Investment Strategies disclosure states that the Fund’s “[i]nvestments in derivatives may be counted towards the Fund’s 80% investment policy if they have economic characteristics similar to the other investments that are included in the Fund’s 80% investment policy.”  The Trust further notes that, to the extent that the Fund invests in derivatives with economic characteristics similar to the securities included in the Fund’s 80% investment policy, the Fund intends to use the mark-to-market value of any such derivatives held by the Fund for purposes of determining compliance with the Fund’s 80% investment policy.

* * * *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Gary E. Brooks at (202) 261-3393 with any questions or comments you may have regarding the foregoing.

Very truly yours, /s/ Patrick W.D. Turley